Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Wave Systems Corp.:
We consent to the use of our report dated March 9, 2015, with respect to the consolidated balance sheets of Wave Systems Corp. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2014, incorporated herein by reference.
Our report dated March 9, 2015 contains an explanatory paragraph that states that Wave Systems Corp. has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ KPMG LLP
Hartford, Connecticut
June 18, 2015